-------------------------------
                                                         OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           TRIANGLE IMAGING GROUP INC.
                   ------------------------------------------
                                (Name of Issuer)


                                     COMMON
                   ------------------------------------------
                           (Title of Class Securities)


                                    8958W105
                   ------------------------------------------
                                 (CUSIP Number)


                                December 23, 1998
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

            CUSIP No. 8958W105
------------------------------------------


         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above person (entities only)


            Vito A. Bellezza
------------------------------------------


         2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      X

         (b)


------------------------------------------
         3. SEC Use only

------------------------------------------

         4. Citizenship or Place of Organization:  United States

------------------------------------------


                      5. Sole Voting Power:  1,106,960
Number of             ----------------------------------------------------
Shares Bene-
ficially              6. Shared Voting Power: 2,764,019
Owned by Each         ----------------------------------------------------
Reporting
Person With:          7. Sole Dispositive Power: 2,168,519
                      ----------------------------------------------------

                      8. Shared Dispositive Power: 595,500
                      ----------------------------------------------------


         9. Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,275,479
         ----------------------------------------------------

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ----------------------------------------------------

         11. Percent of Class Represented by Amount in Row (11):

             23.2 %

         ----------------------------------------------------

         12. Type of Reporting Person (See Instructions): IN

         ----------------------------------------------------

                                                 -------------------------------
                                                         OMB APPROVAL
                                                 -------------------------------
                                                     OMB Number:   3235-0145
                                                  Expires:       August 31, 1999
                                                  Estimated average burden
                                                  hours per response.......14.90
                                                 -------------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           TRIANGLE IMAGING GROUP INC.
                   ------------------------------------------
                                (Name of Issuer)


                                     COMMON
                   ------------------------------------------
                           (Title of Class Securities)


                                    8958W105
                   ------------------------------------------
                                 (CUSIP Number)


                                December 23, 1998
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

            CUSIP No. 8958W105
------------------------------------------


         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above person (entities only)


            Judith Bellezza
------------------------------------------


         2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      X

         (b)


------------------------------------------
         3. SEC Use only

------------------------------------------

         4. Citizenship or Place of Organization:  United States

------------------------------------------


                      5. Sole Voting Power:  0
Number of             ----------------------------------------------------
Shares Bene-
ficially              6. Shared Voting Power: 595,500
Owned by Each         ----------------------------------------------------
Reporting
Person With:          7. Sole Dispositive Power: 595,500
                      ----------------------------------------------------

                      8. Shared Dispositive Power: 0
                      ----------------------------------------------------


         9. Aggregate Amount Beneficially Owned by Each Reporting Person:

            595,500

         ----------------------------------------------------

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ----------------------------------------------------

         11. Percent of Class Represented by Amount in Row (11):

             4.2 %
         ----------------------------------------------------

         12. Type of Reporting Person (See Instructions): IN

         ----------------------------------------------------

                                  Schedule 13G
                                  Rule 13d-1(d)

Item 1.
         (a) Name of Issuer: Triangle Imaging Group, Inc.
         (b) Address:

                  1800 NW 49 Street, Suite 100
                  Ft. Lauderdale FL 33309



Item 2.

    (a) Name of Persons Filing:

         (i):     Vito Bellezza
         (ii):    Judith (Klotz) Bellezza

    (b) Residence/Address:

         (i) & (ii):
         3715 Turtle Run Blvd. #227
         Coral Springs, FL 33067

    (c) Place of Organization or Citizenship
         (i) and (ii):     U.S. Citizenship


    (d) Title of Class of Securities:

         Common Stock, par value $.001

    (e) CUSIP Number: 8958W105


Item 3.  N/A


Item 4. Ownership:

         (i) Vito Bellezza
             -------------

         (a) Amount beneficially owned: 3,275,479

         (b) Percent of Class: 23.2%.

         (c) Number of shares as to which Vito Bellezza has:

                  (i) Sole power to vote or direct the vote: 1,106,960

                  (ii) Shared power to vote or direct the vote: 2,764,019

                  (iii) Sole power to  dispose  of or to direct the  disposition of:

                        2,168,519

                  (iv) Shared  power to dispose of or to direct the  disposition of:

                       595,500

         Notes:

         (1) Included in Item 4(i)(c)(i) are 1,106,960 shares for which Vito Bellezza was granted a general proxy in late November and early December, 1998, by shareholders of the Company. Pursuant to Florida law governing proxies, Vito Bellezza did not "acquire" the shares represented by the proxies.

         (2) Excluded from Item 4 (c) (i) but included in (ii) are the shares owned by Vito Bellezza and Judith Bellezza, which are subject to a voting trust executed as of April 29, 1999, whereby such shares, with certain exceptions for sales of substantially all assets and mergers and acquisitions, shall be voted by Triangle's Board of Directors as determined by the majority of the votes of the shareholders of Triangle.

         (3) Included in Item 4(i)(c)(iv) are the shares held by Judith Bellezza.



         (ii) Judith Bellezza
              ---------------

         (a) Amount beneficially owned: 595,500

         (b) Percent of Class: 4.2%

         (c) Number of shares as to which Judith Bellezza has:

                  (i) Sole power to vote or direct the vote: 0

                  (ii) Shared power to vote or direct the vote: 595,500

                  (iii) Sole power to  dispose  of or to direct the  disposition of:

                        595,500

                  (iv) Shared  power to dispose of or to direct the  disposition of:

         Notes:

         Pursuant to 17 CFR s. 230.13d-4 Judith Bellezza expressly disclaims any beneficial ownership of the shares beneficially held by Vito Bellezza.


Item 5. Ownership  |_|    N/A

Item 6. Ownership of More than Five Percent of Another Person: N/A

Item 7. N/A

Item 8. Identification and Classification of Members of a Group.

        The shares owned by Vito and Judith Bellezza are subject to a voting trust as described in note 1 of Item 4(i).

        Judith Bellezza holds less than five percent beneficial ownership of the Company; however, as Vito Bellezza's wife she and he may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

Item 9. N/A

Item 10.N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                June 21, 1999



                                        /s/        Vito Bellezza
                                           -------------------------------------
                                                   Vito Bellezza



                                        /s/        Judith (Klotz) Bellezza
                                           -------------------------------------
                                                   Judith (Klotz) Bellezza